MEDirect Latino

October 18,2006
VIA E-MAIL

Mr. Tomas Johansen
Mr. Tomas Erban
Dr. Julio Pita

Re: Reconsider Resignations

Gentleman:

I am writing to you to further our recent conversations and ask you to please reconsider the terms of your resignations.

   The Company will address your resignations as to the acceptance of same.

As indicated most recent conversation; I have communicated with the Company's auditor and he has assured me that he has found no irregularities in our reporting, methods or our financial statements. This statement is extremely material and must not be undervalued.

I believe we need to be very careful that a rush to judgment must be weighted against the damage which will be created by the methodology of the resignations. Also, I believe the very liability we are all trying to shield ourselves from, by our actions, creates even greater liability.

I look forward to speaking today at 4:00PM; I will have our auditor on the call to confirm above. Further, I acknowledge that the members would prefer that the Company have legal review the 10-K prior to filing. Unfortunately, that is an issue which I will not be able to resolve. The Company will take advantage of self filing which is an approved method by the SEC. If the members believe that they would be unable to sign the 10-K based on the Company not having a thorough legal review of same I would certainly understand.

Again, please reconsider the terms of your resignations.

/s/ Raymond-Talarico
Executive Vice-President

c/c: Mr. Rene Murai: via email